Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

January 2, 2018

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub : Board Meeting

Pursuant to Regulation 29 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Thursday, January 25, 2018, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter and nine months ended December 31, 2017.

Further, kindly note that the Company’s trading window for dealing in securities by the ‘Insiders’ is closed from Thursday, January 4, 2018 and ending on Saturday, January 27, 2018 (both days inclusive).

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary